UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BFC Financial Corporation

(Full Name of Registrant)

(Former Name if Applicable)

401 East Las Olas Blvd., Suite 800

(Address of Principal Executive Office (Street and Number))

Fort Lauderdale, Florida 33301

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

BFC Financial Corporation (“BFC”) owns an approximately 81% equity interest and 90% voting interest in BBX Capital Corporation (“BBX”). Under generally accepted accounting principles, the financial statements of the companies in which BFC holds a controlling interest, including BBX, are consolidated into BFC’s financial statements. BFC was unable to file its Quarterly Report on Form 10-Q for the three months ended September 30, 2015 within the prescribed time period without unreasonable effort or expense because of delays attributable to BBX’s current re-evaluation of its internal controls governing the measurement of impairments related to two real estate properties in Tallahassee, Florida which were held-for-investment by BBX. We have concluded that this issue did not result in the material misstatement of any previously issued financial statements. Furthermore, this issue did not impact management’s conclusions on BFC’s internal control over financial reporting.

The need for BBX to re-evaluate its internal controls relating to the measurement of impairments on these two held-for-investment properties arose after a routine inspection by the Public Company Accounting Oversight Board (“PCAOB”) of PricewaterhouseCoopers LLP (“PwC”), BBX’s predecessor auditor, which included a review by the PCAOB of PwC’s independent audit of BBX’s 2014 financial statements and its internal control over financial reporting as of December 31, 2014.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Raymond S. Lopez	954	940-4900
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☑ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

FORWARD-LOOKING INFORMATION

Except for historical information contained herein, the matters discussed in this Notification of Late Filing on Form 12b-25 contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve substantial risks and uncertainties. Statements that are not historical facts, including statements that are preceded by, followed by or that include the words “believes,” “anticipates,” “plans,” “expects” or similar expressions and statements, are forward-looking statements. The forward-looking statements are based largely on the current expectations of BFC and are subject to a number of risks and uncertainties that are subject to change based on factors that are, in many instances, beyond BFC’s control. These risks and uncertainties include the risk that BFC may be unable to file the Form 10-Q with the SEC within the five-day extended filing deadline. For information regarding other risks associated with BFC and its business, readers should refer to BFC’s Annual Report on Form 10-K for the year ended December 31, 2014, Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2015, and other reports filed by BFC from time to time with the SEC. Unless required by law, BFC undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

BFC Financial Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 10, 2015	By:	/s/ Raymond S. Lopez
			Name:	Raymond S. Lopez
			Title:	Chief Financial Officer and Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).